Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors Hampton Roads Bankshares, Inc.:

We consent to the use of our report dated March 6, 2006, with respect to the consolidated balance sheets of Hampton Roads Bankshares, Inc. and subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of income, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2005, management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2005, and the effectiveness of internal control over financial reporting as of December 31, 2005, which report appears in the December 31, 2005 annual report on Form 10-K of Hampton Roads Bankshares, Inc. incorporated herein by reference, and to the reference to our firm under the heading “Experts” in the prospectus.

Norfolk, Virginia

May 30, 2006